UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Additional Information in Accordance	7 - 16
with the Financial Reporting Requirements of ERISA

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401 (k) Retirement Savings Plan

By:	/s/ Kevin C. Clothier
Kevin C. Clothier
Vice President and Corporate Controller

Date: June 22, 2010

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2009 and 2008

Additional information required for Form 5500
as of December 31, 2009

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008	3

Notes to Financial Statements	4 - 9

Additional Information *

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Crown Cork & Seal, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC
Philadelphia, Pennsylvania
June 22, 2010

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
	As of December 31,
	2009		2008
ASSETS:
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$1,844,136		$1,820,887
AIM Dynamics Fund	—		423,179
T. Rowe Price Equity Income Fund	829,161		701,924
Vanguard 500 Index Fund	24,685,494	*	20,678,057	*
Vanguard Balanced Index Fund	8,228,262	*	7,042,307	*
Vanguard Explorer Fund	6,834,035	*	5,243,154
Vanguard Extended Market Index Fund	2,095,998		1,285,480
Vanguard International Growth Fund	7,722,183	*	5,321,772
Vanguard Morgan Growth Fund	350,508		203,393
Vanguard Prime Money Market Fund	103,053		—
Harbor International Fund	233,920		—
Harbor Mid Cap Growth Fund	638,757		—
Vanguard Target Retirement 2005 Fund	444,292		398,868
Vanguard Target Retirement 2010 Fund	323,956		372,729
Vanguard Target Retirement 2015 Fund	3,681,877		2,417,763
Vanguard Target Retirement 2020 Fund	468,467		52,192
Vanguard Target Retirement 2025 Fund	1,129,122		906,043
Vanguard Target Retirement 2030 Fund	489,317		223,806
Vanguard Target Retirement 2035 Fund	597,319		378,314
Vanguard Target Retirement 2040 Fund	246,473		141,396
Vanguard Target Retirement 2045 Fund	416,419		386,278
Vanguard Target Retirement 2050 Fund	154,979		53,367
Vanguard Target Retirement Income Fund	423,187		415,454
Vanguard Total Bond Market Index Fund	8,731,276	*	7,956,889	*
	70,672,191		56,423,252

Vanguard Retirement Savings Trust	47,009,616	*	45,547,526	*
Crown Holdings, Inc. Stock Fund	23,855,130	*	21,265,572	*
Participant Loans	2,726,174		2,812,857
Total investments	144,263,111		126,049,207

Receivables
Employer’s contributions	67,021		63,147
Participants’ contributions	316,563		280,699
Total receivables	383,584		343,846

Total assets	144,646,695		126,393,053

LIABILITIES	—		—

Net assets available for benefits	$144,646,695		$126,393,053

*     Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
	For the Years Ended December 31,

	2009	2008
Additions/(Reductions) to Net Assets Attributed to:
Investment income/(loss):
Interest and dividend income, investments	$2,872,506	$4,063,391
Interest income, participant loans	191,956	214,340
Net appreciation/(depreciation) in fair value of investments	19,157,418	(35,703,218)
Total investment income/(loss)	22,221,880	(31,425,487)
Contributions:
Employer	1,222,979	1,250,178
Participant	6,012,007	6,443,279
Total contributions	7,234,986	7,693,457

Asset transfers in	—	105,109

Other additions	2,074	64,019
Total additions/(reductions)	29,458,940	(23,562,902)

Deductions from Net Assets Attributed to:
Benefits paid to participants	11,195,083	15,150,512
Miscellaneous fees	10,215	9,160
Total deductions	11,205,298	15,159,672

Net increase / (decrease)	18,253,642	(38,722,574)

Net assets available for plan benefits:
Beginning of year	126,393,053	165,115,627
End of year	$144,646,695	$126,393,053

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan.  The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. (the “Company”) may save regularly through salary deferrals and through Company matching contributions.  Generally, employees are eligible to participate in the Plan upon date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”).  The Committee has appointed Vanguard Fiduciary Trust Company ("VFTC”) to assume both trustee and recordkeeping responsibilities.

Contributions
The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component.  The plan allows before-tax employee contributions of 2% to 30%.  Contribution amounts are subject to certain limitations. The Company makes matching contributions equal to 50% of the employee’s contribution, from 3% up to 6% of compensation, depending on the employer company.  Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and the participant’s allocation of the Company’s contribution, as described above.  Plan earnings are allocated to the participant’s account based on the participant’s account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution plus actual earnings thereon is based on years of continuous service.  A participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan.  Interest rates on loans outstanding as of December 31, 2009 range from 4.25% to 13.7%.  Principal and interest is paid ratably through monthly payroll deductions.  A participant may not have more than two outstanding loans at any one time.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  All distributions are paid in either cash or company stock at the participant’s election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account,   as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $103,053 and $139,573 at December 31, 2009 and 2008, respectively.  Forfeitures used to offset Company contributions in 2009 and 2008 totaled $53,722 and $15,000, respectively.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

As described in the authoritative guidance for fully benefit responsive investment contracts, such contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  For the 2009 and 2008 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the authoritative guidance.  For the 2009 and 2008 plan years, adoption of the authoritative guidance had an immaterial impact on the statements of net assets available for benefits as contract value approximated estimated fair value and had no effect on the statements of changes in net assets which historically have been presented on a contract value basis.

NOTE 3 – INVESTMENTS

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in value as follows:

	Year Ended December 31,
	2009	2008

Registered investment companies	$12,471,887	$(28,605,689)
Common stock fund	6,685,531	(7,097,529)
Net appreciation/(depreciation) in fair value of investments	$19,157,418	$(35,703,218)

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used  in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value is based on significant unobservable inputs. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The following table summarizes instruments measured at fair value on a recurring basis for the Plan:

	December 31, 2009
	Fair Value Measurement Using
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Assets at Fair Value

Registered investment companies	$70,672,191			$ 70,672,191
Common stock fund	23,855,130			23,855,130
Common collective trusts		$47,009,616		47,009,616
Participant loans			$2,726,174	2,726,174

Total	$94,527,321	$47,009,616	$2,726,174	$144,263,111

	December 31, 2008
	Fair Value Measurement Using
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Assets at Fair Value

Registered investment companies	$56,423,252			$ 56,423,252
Common stock fund	21,265,572			21,265,572
Common collective trusts		$45,547,526		45,547,526
Participant loans			$2,812,857	2,812,857

Total	$77,688,824	$45,547,526	$2,812,857	$126,049,207

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

The following table summarizes instruments measured at fair value on a recurring basis for the Plan using significant unobservable inputs:

	Participant Loans
	2009	2008
Balance, beginning of year	$2,812,857	$2,737,717
Purchases, sales, issuances, settlements, (net)	(86,683)	75,140
Balance, end of year	$2,726,174	$2,812,857

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security is traded.

The Vanguard Retirement Savings Trust is a common/collective trust that is valued based upon the unit value of such collective trust funds held by the Plan at year end.  Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means.

Participant loans are valued based on an unobservable inputs using discounted cash flows to determine fair value.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and common/collective trusts managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund and issues loans to participants which are secured by the balances in the participant accounts.  The stock fund held approximately 0.9 million and 1.1 million shares of Crown Holdings, Inc. common stock as of December 31, 2009 and 2008, respectively.   Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 6 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 7 – TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(k).  The Plan has been amended since receiving the determination letter and has applied for, but not received a revised letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information
Required for Form 5500

	CROWN CORK & SEAL COMPANY, INC.
	401(k) RETIREMENT SAVINGS PLAN
	Schedule of Assets (Held at End of Year)
	December 31, 2009
	Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan,
	EIN 23-1526444 Plan No. 100
	Form 5500, Schedule H, Line 4i

	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$1,844,136
	T. Rowe Price Equity Income Fund	Registered Investment Company	829,161
*	Vanguard 500 Index Fund	Registered Investment Company	24,685,494
*	Vanguard Balanced Index Fund	Registered Investment Company	8,228,262
*	Vanguard Explorer Fund	Registered Investment Company	6,834,035
*	Vanguard Extended Market Index Fund	Registered Investment Company	2,095,998
*	Vanguard International Growth Fund	Registered Investment Company	7,722,183
*	Vanguard Morgan Growth Fund	Registered Investment Company	350,508
*	Vanguard Prime Money Market Fund	Registered Investment Company	103,053
	Harbor International Fund	Registered Investment Company	233,920
	Harbor Mid Cap Growth Fund	Registered Investment Company	638,757
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	444,292
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	323,956
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	3,681,877
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	468,467
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,129,122
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	489,317
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	597,319
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	246,473
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	416,419
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	154,979
*	Vanguard Target Retirement Income Fund	Registered Investment Company	423,187
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	8,731,276
*	Vanguard Retirement Savings Trust	Common/Collective Trust	47,009,616
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	23,855,130
*	Participant Loans	Participant Loans (4.25% - 13.7%)	2,726,174
	Total Assets (Held at End of Year)		$$144,263,111

*	Party-in-Interest as defined by ERISA

	Cost column not required to be reported as all investments are participant directed.